UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BONSO ELECTRONICS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.003 par value

(Title of Class of Securities)

098529 30 8

(CUSIP Number)

Mr. Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, CO 80111

Tel: 303-292-3883

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2022 (Various Events from March 9, 2020, to September 26, 2022)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0985429 30 8	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew So aka So Andrew Chun Bong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 598,540 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 598,540 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,540 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.27% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IND

(1)	Andrew So aka So Andrew Chun Bong currently owns 473,540 shares of Bonso’s ordinary shares and options to acquire a further 125,000 ordinary shares granted effective July 9, 2015, expiring March 31, 2025, at an exercise price of $1.50 per share.
(2)	As of January 6, 2023, the number of ordinary shares outstanding is 4,857,187 shares with 5,828,205 total number of shares issued, of which 971,018 shares are held in treasury. The calculations herein are based on the number of ordinary shares outstanding of 5,828,205. Under the rules of the SEC, shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

CUSIP No. 098529 30 8	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer

This Schedule 13D relates to the $0.003 par value common stock of Bonso Electronics International, Inc. a corporation organized under the laws of the British Virgin Islands (the “Issuer”). The address of the principal executive office of the Issuer is Unit 1404, 14/F, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong.

Item 2.  Identity and Background

(a)	Name: This Schedule 13D is being filed by Andrew So aka So Andrew Chun Bong, the Deputy Chairman of the Board, President, Chief Executive Officer, and a Director (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is Unit 1404, 14/F, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong.

(c)	Present Principal Occupation: Mr. So is the Deputy Chairman of the Board, President, Chief Executive Officer and a Director of the Issuer.

(d)	Convictions: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

(e)	Civil Proceeding: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Andrew So aka So Andrew Chun Bong is a citizen of Hong Kong.

CUSIP No. 098529 30 8	13D	Page 4 of 6 Pages

Item 3.  Source and Amount of Funds or Other Consideration

From approximately March 18, 2022 through September 26, 2022, Mr. So sold an aggregate of 20,000 ordinary shares of the Issuer at sale prices ranging from $4.10 to $3.00 in public transactions through his brokerage firm. Mr. So is currently a shareholder of record of 473,540 ordinary shares and options to acquire a further 125,000 ordinary shares. See Exhibit A attached hereto for dates of sale and number of shares sold.

Item 4.  Purpose of Transaction

The Reporting Person holds his securities of the Issuer for investment purposes. The Reporting Person does not have any plans or proposals with respect to any extraordinary corporate transactions involving the Issuer or any sale of its assets or any change in the Issuer’s board of directors, management, charter or by-laws, or any other change in the business or corporate structure or with respect to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)       The information contained on the cover page to this Schedule 13D is incorporated herein by reference. responses to Items 11 and 13 of the cover pages to this Schedule 13D are incorporated herein.

(b)       The responses to Items 7 through 10 of the cover pages to this Schedule 13D are incorporated herein.

(c)       The Reporting Person has not entered into any transactions in the Shares during the sixty days immediately prior to January 6, 2023.

(d)        As of January 6, 2023, no person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Person.

(e)        Not applicable

CUSIP No. 098529 30 8	13D	Page 5 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1     The events reported in this Schedule 13D are more particularly described in the schedule attached hereto as Exhibit 99.1, which is incorporated herein by this reference.

CUSIP No. 098529 30 8	13D	Page 6 of 6 Pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ So Andrew Chun Bong
So Andrew Chun Bong

Date:  January 6, 2023